[FORM OF OPINION]


_________, 2007

Board of Trustees
Touchstone Strategic Trust
303 Broadway, Suite 1100
Cincinnati, Ohio 45202

RE: AGREEMENT AND PLAN OF REORGANIZATION, DATED AUGUST 15, 2007 (THE "PLAN"), ADOPTED BY THE BOARD OF TRUSTEES OF THE TOUCHSTONE STRATEGIC TRUST (THE "TRUST") FOR THE REORGANIZATION OF THE TRUST'S TOUCHSTONE SMALL CAP GROWTH FUND (THE "SELLING FUND") INTO THE TRUST'S TOUCHSTONE DIVERSIFIED SMALL CAP GROWTH FUND (THE "ACQUIRING FUND")

Ladies and Gentlemen:

            You have requested our opinions as to certain U.S. federal income tax consequences of the reorganization of the Selling Fund and the Acquiring Fund that will consist of: (i) the transfer of all of the assets of the Selling Fund to the Acquiring Fund in exchange solely for Class A, C, and Y shares of the Acquiring Fund ("Acquiring Fund Shares"), (ii) the assumption by the Acquiring Fund of all of the liabilities of the Selling Fund, and (iii) the distribution of the Acquiring Fund Shares to the shareholders of the Selling Fund(1) in complete liquidation of the Selling Fund, all upon the terms and conditions set forth in the Plan (the "Reorganization").

            In rendering our opinions, we have reviewed and relied upon (a) the Plan, (b) the proxy materials provided to shareholders of the Selling Fund in connection with the Special Meeting of Shareholders of the Selling Funds held on ______, 2007, (c) certain representations concerning the Reorganization made to us by the Trust, on behalf of the funds, in a letter dated _________, 2007 (the "Representation Letter"), (d) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, and (e) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. All terms used herein, unless otherwise defined, are used as defined in the Plan.

            For purposes of our opinions, we have assumed that the Selling Fund and the Acquiring Fund, as of the Closing Date of the Reorganization, each satisfy and, following the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company ("RIC").

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(1)   In the distribution, Selling Fund shareholders who hold Selling Fund Class
      A or Class B shares will receive Acquiring Fund Class A shares, and Selling Fund shareholders who hold Selling Fund Class C or Class Y shares will receive Acquiring Fund Class C or Class Y shares, respectively.

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Touchstone Strategic Trust
_________, 2007
Page 2

            Based on the foregoing, and provided the Reorganization is carried out in accordance with the laws of the Commonwealth of Massachusetts, the Plan and the Representation Letter, it is our opinion that:

            1. The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code, and the Selling Fund and the Acquiring Fund will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

            2. No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Selling Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Selling Fund, pursuant to Section 1032(a) of the Code.

            3. No gain or loss will be recognized by the Selling Fund upon the transfer of all of its assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Selling Fund or upon the distribution of Acquiring Fund Shares to shareholders of the Selling Fund, pursuant to Sections 361(a) and (c) and 357(a) of the Code.

            4. No gain or loss will be recognized by the shareholders of the Selling Fund upon the exchange of their shares of the Selling Fund for Acquiring Fund Shares (including fractional shares to which they may be entitled), pursuant to Section 354(a) of the Code.

            5. The aggregate tax basis of Acquiring Fund Shares received by each shareholder of the Selling Fund (including fractional shares to which they may be entitled) will be the same as the aggregate tax basis of the Selling Fund shares exchanged therefor, pursuant to Section 358(a)(1) of the Code.

            6. The holding period of the Acquiring Fund Shares received by the shareholders of the Selling Fund (including fractional shares to which they may be entitled) will include the holding period of the Selling Fund shares surrendered in exchange therefor, provided that the Selling Fund shares were held as a capital asset as of the Closing Date of the Reorganization, pursuant to Section 1223(1) of the Code.

            7. The tax basis of the assets of the Selling Fund received by the Acquiring Fund will be the same as the tax basis of such assets to the Selling Fund immediately prior to the exchange, pursuant to Section 362(b) of the Code.

            8. The holding period of the assets of the Selling Fund received by the Acquiring Fund will include the period during which such assets were held by the Selling Fund, pursuant to Section 1223(2) of the Code.

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Touchstone Strategic Trust
_________, 2007
Page 3

            9. The Acquiring Fund will succeed to and take into account, as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the Treasury Regulations), the items of the Selling Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381(b) and (c), 382, 383 and 384 of the Code.

            Notwithstanding the foregoing opinions, no opinion is expressed as to the effect of the Reorganization on (i) the Selling Fund or the Acquiring Fund with respect to any asset as to which any unrealized gain or loss is required to be recognized for U.S. federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting and (ii) any shareholder of the Selling Fund that is required to recognize unrealized gains and losses for U.S. federal income tax purposes under a mark-to-market system of accounting.

            Our opinions are limited solely to the Reorganization. This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

            Our opinions are conditioned upon the performance by the Trust, on behalf of the Acquiring Fund and the Selling Fund, of its undertakings in the Plan and the Representation Letter.

            Our opinions are being rendered to the Trust on behalf of the Acquiring Fund and the Selling Fund, and may be relied upon only by the Trust, its Board of Trustees, the Selling Fund, the Acquiring Fund and the shareholders of the Selling Fund and the Acquiring Fund.


Very truly yours,